UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-39728

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

CASCADE ACQUISITION CORP.

(Full Name of Registrant)

(Former Name if Applicable)

1900 Sunset Harbour Dr., Suite 2102

Address of Principal Executive Office

Miami Beach, Florida 33139

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable to file its Form 10-Q for the quarter ended March 31, 2022 within the prescribed time period without unreasonable effort or expense because the Registrant is in the process of preparing the financial statements for the quarter ended March 31, 2022 and will need additional time to complete such financial statements. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jay Levine	(203)	856-3033
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2022, we had net income of $5,718,367, which consists of the change in fair value of warrant liabilities of $6,309,440, interest earned on marketable securities held in the Trust Account of $80,637 and unrealized gain on marketable securities held in Trust Account of $12,311, offset by formation and operating costs of $684,021.

For the three months ended March 31, 2021, we had net income of $8,816,773, which consisted of the change in fair value of warrant liabilities of $9,069,820, interest earned on marketable securities held in the Trust Account of $58,062, and unrealized gain on marketable securities held in Trust Account of $19,592, offset by formation and operating costs of $330,701.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and may differ once reported in the Form 10-Q to be filed by the Registrant.

CASCADE ACQUISITION CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	By: /s/ Daniel Hirsch
Daniel Hirsch
Chief Financial Officer